NEWS RELEASE

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37 Capital announces Non-Brokered Private Placement

VANCOUVER, BRITISH COLUMBIA. August 19, 2016. 37 Capital Inc. (the “Company”) wishes to announce that it intends to enter into non-brokered private placement financing agreements with investors (the “Subscribers”) whereby the Subscribers shall purchase up to 15,000,000 Units of the securities of the Company at the price of $0.075 per Unit for total gross proceeds to the Company of up to $1,125,000. Each Unit shall consist of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.10 per common share for a period of 5 years from Closing. Certain insiders may participate in this non-brokered private placement financing. Finder’s fees may be payable in respect to this transaction. All securities that shall be issued in connection with this non-brokered private placement financing will include a hold period in accordance with applicable securities laws.

The proceeds of this non-brokered private placement financing shall be applied towards the payment of the Company’s existing liabilities, and for general working capital purposes.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.37capitalinc.com or the CNSX’s website at the following direct link http://www.cnsx.ca/CNSX/Securities/Mining/37-Capital-Inc.aspx.

On Behalf of the Board,

37 Capital Inc.

/s/ Bedo H. Kalpakian
Bedo H. Kalpakian
President

Trading in the securities of the Company should be considered speculative.

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

37 Capital Inc.

Suite 300, 570 Granville Street

Vancouver, BC V6C 3P1

Tel: (604) 681-1519 Fax: (604) 681-9428

www.37capitalinc.com info@37capitalinc.com